ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 23, 2022

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc. Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021 Filed April 1, 2022 File No. 001-39885

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Annual Report on Form 20-F (“Form 20-F”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 18, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 20-F. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.

Securities and Exchange Commission
August 23, 2022

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Form 20-F

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A. Operating Results, page 3

1.	We note on page F-8 that $9.5 million of the $17.8 million loss during the year ended December 31, 2021 was incurred during the one month period that ended on February 1, 2021. Please include a section on Net Loss to explain the reason for the significant one-month loss.

Response:	The Company has complied with the Staff’s request by adding a Net Loss section on page 5 of Amendment No. 1 explaining the warrant liability and change in functional currency that occurred on February 1, 2021.

Revenue, page 5

2.	We note in your Form F-1 that went effective on February 2, 2022, Xcite Interactive averaged approximately $2 million of revenue during the years ended December 31, 2020 and 2019. Considering that its post-acquisition revenues did not appear to have significantly offset your revenue loss from HP, please disclose whether there have been any changes in its hosted software products, interactive contracts, intellectual property products and production contracts, in terms of pricing and volume. Further, describe any unusual or infrequent events or transactions, or any known trends or uncertainties, that impacted your revenues in a material way. Refer to item 303(b)(2) of Regulation S-K.

Response:	The Company has complied with the Staff’s request by adding disclosure on page 4 of Amendment No. 1 explaining the reduction in Xcite’s production services revenue due to COVID-19 and shifting priorities.

Foreign Exchange, page 4

3.	Please explain the nature of the monetary and non-monetary items that accounted for most of the $1.1 million foreign exchange loss during 2021 and your basis for measurement. Refer to paragraphs 23-24 of IAS 21. In this regard, we note your disclosure on page F-21 that your business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings.

Response:	The Company has complied with the Staff’s request by adding disclosure on page 4 of Amendment No. 1 explaining that the largest component of the foreign exchange loss is due to our equity is denominated in the Canadian dollar, which must be translated to the United States dollar each reporting period based on the historical exchange rates.

* * *

Securities and Exchange Commission
August 23, 2022

The Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.